March 11, 2009

BY EDGAR

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

100 “F” Street, N.E., Stop 7010

Washington, D.C. 20549

Re:	William Lyon Homes
Form 10-K for Fiscal Year Ended December 31, 2007
Forms 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008 And September 30, 2008
File No. 1-31625

Dear Mr. Decker:

William Lyon Homes (the “Company”) hereby responds to the comment letter of the Securities and Exchange Commission dated March 9, 2009 with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2007 and Forms 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and September 30, 2008. For ease of the Staff’s review, we have included in bold type below each of the comments in the comment letter followed by the Company’s response thereto.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements

Note 1 – Summary of Significant Accounting Procedures, page 88

Segment Information, page 88

2.	We have read your response to comment 10 from our letter dated December 17, 2008. You indicated that in accordance with the aggregation criteria defined in

SFAS 131, the Company’s homebuilding operating segments have been grouped into three reportable segments: California, consisting of a operating divisions in Southern California and Northern California; Arizona, consisting of an operating division in the Phoenix, Arizona metropolitan area and Nevada, consisting of an operating division in the Los Vegas, Nevada metropolitan area. However, we note from your prior correspondence and your management reports that you had five homebuilding regions, including Southern California, Northern California, San Diego, Arizona and Nevada. You indicated that these homebuilding regions were your operating segments.

As we previously indicated, even if your five homebuilding regions appear to show similar economic characteristics, this should not be considered an indication that further levels of aggregation are appropriate. We further reminded you that this basic aggregation principle is applied at the operating segment level and it appears that your operating segments may be at your project or communities level.

As such, please revise future filings to provide the disclosures required by paragraphs 27 and 28 of SFAS 131 for each of your five homebuilding regions. In addition, your disclosures should clarify the following:

•	In each periodic report you should disclose each component of your reportable segments;

•	To the extent that financial information related to any smaller regions would be helpful to users, you should disclose that information;

•

You should provide a robust MD&A to identify and quantify the activities and expected trends and uncertainties of the individual regions or operating segments included in each reportable segment, where such information is useful to an understanding of your operations; and

•	Please also disclose your contract cancellations and impairments in dollar amount, by geographic segment and comparatively for each period in your MD&A.

To further clarify our prior response, we advise the Staff that, as a result of the decline in the homebuilding industry beginning in 2006 and continuing through 2008, the Company has reduced its operations substantially through a reduction in headcount and the consolidation of certain operating divisions to centralize operations and achieve additional operational efficiencies. As a result, effective December 31, 2007, the Company’s former San Diego Division was consolidated with the Company’s Southern California Division under a single management group with no separate financial reporting and management operational reports for the former San Diego Division. The San Diego Division no longer exists as a homebuilding operating division. Accordingly, in 2008, the Company had four homebuilding operating divisions, as reflected on page 8 of the Company’s Form 10-Q for the Fiscal Quarter Ended September 30, 2008, In light of the Staff’s request, we propose to treat these divisions as four reportable segments (Southern California, Northern California, Arizona and Nevada) absent further change in the Company’s operating structure or the materiality of any division. The disclosure below reflects the prior years’ data for the four reportable segments which the Company would be reporting for 2008.

In future filings, we will provide the disclosures required by paragraphs 27 and 28 of SFAS 131 for each of our homebuilding operating segments. In the Summary of Significant Accounting Policies, we will revise our Segment Information disclosure substantially as follows:

Segment Information

The Company operates two principal businesses: Homebuilding and financial services (consisting of mortgage origination and escrow services operations). In accordance with Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information (“SFAS 131”), the Company has determined that each of its operating divisions and its financial services operations are its operating segments. Corporate is a non-operating segment.

The Company’s homebuilding operations design, construct and sell a wide range of homes designed to meet the specific needs of each of it markets. In accordance with the aggregation criteria defined in SFAS 131, the Company’s homebuilding operating segments have been grouped into four reportable segments: Southern California, consisting of an operating division with operations in Orange, Los Angeles, Riverside, San Bernardino and San Diego counties; Northern California, consisting of an operating division with operations in Contra Costa, Sacramento, San Joaquin, Placer, Monterey and Stanislaus counties; Arizona, consisting of an operating division in the Phoenix, Arizona metropolitan area; and Nevada, consisting of an operating division in the Las Vegas, Nevada metropolitan area.

The Company’s mortgage origination operations provide mortgage financing to the Company’s homebuyers in substantially all of the markets in which the Company operates. The Company’s escrow services operations provide escrow processing services to the Company’s homebuyers in substantially all of the markets in which the Company operates. The Company’s financial services segment did not meet the materiality thresholds which would require disclosure for the years ended December 31, 2007, 2006 and 2005, and accordingly, is not separately reported. In addition, the Company’s mortgage origination operations will be discontinued effective March 1, 2009.

Corporate is a non-operating segment that develops and implements strategic initiatives and supports the Company’s operating divisions by centralizing key administrative functions such as finance and treasury, information technology, risk management and litigation, and human resources.

Segment financial information relating to the Company’s homebuilding operations was as follows:

	Year Ended December 31,
	2007	2006	2005
	(in thousands)
Homebuilding revenues:
Southern California	$780,213	$852,528	$851,044
Northern California	102,432	232,100	531,390
Arizona	134,153	208,084	267,949
Nevada	88,559	199,509	206,000

Total homebuilding	$1,105,357	$1,492,221	$1,856,383

	Year Ended December 31,
	2007	2006	2005
	(in thousands)
Homebuilding pretax income (loss):
Southern California	$(222,849)	$73,309	$116,541
Northern California	(55,243)	14,040	121,149
Arizona	19,639	50,994	78,099
Nevada	(46,340)	14,137	45,761
Corporate	(11,957)	(28,771)	(46,770)

Total homebuilding	$(316,750)	$123,709	$314,780

Homebuilding pretax income (loss) includes the following pretax inventory and goodwill impairment charges recorded in the following segments:

	Year Ended December 31, 2007
	Southern California	Northern California	Arizona	Nevada	Total
	(in thousands)
Inventory impairments	$146,624	$40,909	$—	$43,587	$231,120
Goodwill impairments	—	—	—	—	—

Total impairments	$146,624	$40,909	$—	$43,587	$231,120

	Year Ended December 31, 2006
	Southern California	Northern California	Arizona	Nevada	Total
	(in thousands)
Inventory impairments	$12,261	$17,535	$—	$10,099	$39,895
Goodwill impairments	—	—	—	—	—

Total impairments	$12,261	$17,535	$—	$10,099	$39,895

	Year Ended December 31, 2005
	Southern California	Northern California	Arizona	Nevada	Total
	(in thousands)
Inventory impairments	$4,600	$—	$—	$—	$4,600
Goodwill impairments	—	—	—	—	—

Total impairments	$4,600	$—	$—	$—	$4,600

Homebuilding pretax income (loss) includes the following pretax gain (loss) on sales of lots, land and other recorded in the following segments:

	Year Ended December 31, 2007
	Southern California	Northern California	Arizona	Nevada	Total
	(in thousands)
Gain (loss) on sales of lots, land and other
Operating revenue	$83,559	$—	$19,249	$—	$102,808
Operating costs	(184,607)	(5,649)	(15,004)	(343)	(205,603)

Gain (loss) on sales of lots, land and other	$(101,048)	$(5,649)	$4,245	$(343)	$(102,795)

	Year Ended December 31, 2006
	Southern California	Northern California	Arizona	Nevada	Total
	(in thousands)
Gain (loss) on sales of lots, land and other
Operating revenue	$570	$6,970	$2,423	$3,564	$13,527
Operating costs	(10,328)	(2,222)	(1,705)	(2,269)	(16,524)

Gain (loss) on sales of lots, land and other	$(9,758)	$4,748	$718	$1,295	$(2,997)

	Year Ended December 31, 2005
	Southern California	Northern California	Arizona	Nevada	Total
	(in thousands)
Gain (loss) on sales of lots, land and other
Operating revenue	$44,445	$850	$66,021	$—	$111,316
Operating costs	(19,994)	(498)	(24,282)	—	(44,774)

Gain (loss) on sales of lots, land and other	$24,451	$352	$41,739	$—	$66,542

	December 31,
	2007	2006
	(in thousands)
Homebuilding assets:
Southern California	$606,582	$1,052,603
Northern California	260,694	234,694
Arizona	202,483	213,359
Nevada	172,789	170,431
Corporate(1)	132,780	207,508

Total homebuilding assets	$1,375,328	$1,878,595

(1)	Comprised primarily of cash and receivables.

* * * * *

In future filings, the Company will also provide a robust MD&A to identify and quantify the activities and expected trends and uncertainties of the individual operating segments, which will include disclosure of contract cancelations and impairments by geographic segment and comparatively for each period in the Company’s MD&A.

* * * * *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. If you have any questions, please contact me at (949) 476-5475 or mike.grubbs@lyonhomes.com or Doug Harris, Senior Vice President, Corporate Controller at (949) 476-5420 or doug.harris@lyonhomes.com.

Very truly yours,

WILLIAM LYON HOMES

/s/ Michael D. Grubbs

Michael D. Grubbs

Senior Vice President

Chief Financial Officer